UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMAG Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Covis Mergerco Inc.
(Name of Filing Persons (Offeror))
a wholly-owned subsidiary of

Covis Group S.à r.l.
(Name of Filing Persons (Parent of Offeror))

Apollo Management IX, L.P.
(Name of Filing Persons (Other Person))

Common Stock, $0.01 par value
(Title of Class of Securities)

00163U106
(CUSIP Number of Class of Securities)

Covis Mergerco Inc.
c/o Covis Group S.à r.l.
2, avenue Charles de Gaulle
L-1653 Luxembourg, Grand Duchy of Luxembourg
Attention: Francesco Tallarico
Telephone: +41 41 748 04 04
Fax: +41 41 748 04 09

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With a copy to:
David K. Lakhdhir
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Tel: +1 212 373-3030
Fax: +1 212 492-0030

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐    Check box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third–party tender offer subject to Rule 14d–1.
☐ issuer tender offer subject to Rule 13e–4.
☐ going–private transaction subject to Rule 13e–3
☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer by Covis Mergerco, Inc., a Delaware corporation (the “Offeror”), for all of the issued and outstanding shares of common stock, $0.01 par value per share (the “Common Stock”), of AMAG Pharmaceuticals, Inc. (the “Company”), pursuant to an Agreement and Plan of Merger, dated October 1, 2020, by and among the Offeror, Covis Group S.à r.l. (“Parent”), the Company, and Covis Finco S.à r.l. (solely with respect to certain sections thereof).  This Schedule TO is being filed on behalf of the Offeror, Parent and Apollo Management IX, L.P., a Delaware limited partnership (“Management IX”).  Offeror is an indirect wholly-owned subsidiary of Parent, and Parent is majority-owned and controlled by certain equity funds managed by Management IX.
The tender offer for the purchase of the issued and outstanding shares of the Company’s Common Stock described in this document has not yet commenced.  This communication is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that the Offeror will file with the U.S. Securities Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, the Offeror will file tender offer materials on Schedule TO, and the Company thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF COMMON STOCK OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMPANY COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Common Stock of the Company at no expense to them. The tender offer materials, the Solicitation/Recommendation Statement and other related documents (when available) will be made available for free at the SEC’s website at www.sec.gov or by directing a request to the Information Agent for the tender offer who will be named by the Offeror in the tender offer materials.

EXHIBIT INDEX
Exhibit No.

99.1	Press Release, dated October 1, 2020 (incorporated by reference to Exhibit 99.2 to AMAG Pharmaceuticals, Inc.’s Form 8-K, filed on October 1, 2020).

99.2	Email sent to the employees of the Company on October 1, 2020 (incorporated by reference to Exhibit 99.2 to AMAG Pharmaceuticals, Inc.’s Schedule 14D-9, filed on October 1, 2020).